SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Red Robin Gourmet Burgers, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

75689M101
(CUSIP Number)

Marc Weingarten, Esq. and
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,515,428 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,515,428 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY O WNED BY EACH PERSON 1,515,428 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.72% (See Item 6)
14	TYPE OF REPORTING PERSON* IA; CO

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,454,988 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,454,988 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,454,9884 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.33% (See Item 6)
14	TYPE OF REPORTING PERSON* CO
* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.39%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,515,428 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,515,428 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,515,428 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.72% (See Item 6)
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Equity Strategies Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0% (See Item 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPOTLIGHT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREGORY P. TAXIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 75689M101	SCHEDULE 13D	Page 10 of 14 Pages

Item 1.	SECURITY AND ISSUER

The Schedule 13D filed on June 10, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 dated June 24, 2010, as amended by Amendment No. 2 dated July 12, 2010, as amended by Amendment No. 3 dated August 5, 2010, as amended by Amendment No. 4 dated November 10, 2010, as amended by Amendement No. 5 dated Janury 7, 2011 by the Clinton Group, Inc., a Delaware corporation, Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company, Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company, Clinton Equity Strategies Master Fund, Ltd., a Cayman Islands exempted company, GEH Capital, Inc., a Delaware corporation, George Hall, Spotlight Advisors, LLC, a Delaware Limited Liability Company, and Gregory Taxin relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 6 to the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO, CES, CAB and SAL. A total of approximately $32,015,000 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 26, 2011, representatives of the Reporting Persons spoke with Pattye L. Moore, the Chair of the Board of the Issuer and Robert Aiken, Chairman of the Nominating and Governance Committee of the Board of the Issuer.  In that conversation, the representatives of the Reporting Persons reiterated certain of their concerns as described in the January 2011 Letter.  On January 27, 2011, representatives of the Reporting Persons again had several conversations with Ms. Moore, Stuart Oran, another member of the Board of the Issuer, representatives of Goldman, Sachs & Co., the Issuer’s financial advisor, and representatives of Wachtell Lipton Rosen & Katz, the Issuer’s legal advisor about the concerns expressed by the Reporting Persons on January 26, 2011.

The Issuer indicated that it is not engaged in a sale process and has no present plans to start such a process.  The Issuer also indicated that its Board has always been, and remains, willing to analyze and consider merger and acquisition proposals that are brought to it, consistent with its fiduciary duties.

In addition, the Issuer indicated its intention to take each of the following actions:  (A) amend the Issuer’s poison pill to (i) not prevent the consummation of an offer for all of the shares of the company that is supported by a majority of the unaffiliated shareholders, (ii) raise the threshold for beneficial ownership by an “Acquiring Person” that would trigger the poison pill from 15% to 16.5%, and (iii) cause the poison pill to expire on the day after the Issuer’s upcoming Annual Meeting unless approved by the stockholders at such meeting; and (B) offer a non-binding proposal at the Issuer’s upcoming Annual Meeting to permit the stockholders to vote on whether or not the Issuer should take the necessary actions to declassify its Board of Directors and permit all directors to be elected annually and, if such proposal were approved by the stockholders, to propose an amendment to the Issuer’s Certificate of Incorporation with respect thereto at the following Annual Meeting.

CUSIP No. 75689M101	SCHEDULE 13D	Page 11 of 14 Pages

The Reporting Persons indicated to the Issuer’s representatives that they were very pleased by the Board’s responsiveness to the Reporting Persons’ concerns.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,595,799 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2010 as reported in the Issuer's Amendment No.1  to its Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 9, 2010 for the period ended October 3, 2010.

As of the close of business on January 28, 2011, Clinton may be deemed the beneficial owners of an aggregate of 1,515,428 Shares constituting approximately 9.72% of the Shares outstanding.  Spotlight may be deemed to beneficially own 5,700 shares, constituting less than 0.1% of the Shares outstanding.

        By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 1,521,128 Shares, constituting approximately 9.75% of the Shares outstanding.  However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

(b) By virtue of investment management agreements with CMAG, CSO, CES and CAB, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,515,428 Shares beneficially owned by CMAG, CSO, CES and CAB. By virtue of his direct and indirect control of CGI, CMAG, CSO, CES and CAB, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI, CMAG, CSO, CES and CAB has voting power or dispositive power.

By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 75689M101	SCHEDULE 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2011
CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

GEH CAPITAL, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/George Hall
George Hall

SPOTLIGHT ADVISORS, LLC

By:	/s/ Gregory P. Taxin
Name: Gregory P. Taxin
Title: Managing Member

By:	/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 75689M101	SCHEDULE 13D	Page 13 of 14 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

          EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

1/7/2011	107,400.00	22.15539
1/14/2011	5,000.00	21.9512
1/20/2011	8,580.00	21.40867
1/20/2011	135,000.00	21.4
1/21/2011	3,024.00	21.14
1/21/2011	(6,700.00)	20
1/26/2011	14,600.00	21.13185

          OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
------------	-----------------	----------	--------------
1/7/2011	2/19/2011	(309,600.00)	22.5
1/7/2011	1/22/2011	123,300.00	20
1/7/2011	1/22/2011	(83,400.00)	22.5
1/7/2011	3/19/2011	(5,000.00)	22.5
1/14/2011	1/22/2011	(10,000.00)	22.5
1/18/2011	1/22/2011	5,000.00	22.5
1/18/2011	2/19/2011	(50,000.00)	22.5
1/19/2011	2/19/2011	(25,000.00)	22.5
1/20/2011	1/22/2011	(143,000.00)	22.5
1/24/2011	3/19/2011	(15,000.00)	22.5
1/24/2011	2/19/2011	(50,000.00)	22.5
1/26/2011	2/19/2011	13,300.00	22.5

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

    EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------	------------------------	-------------------
1/20/2011	(3,780.00)	21.4136
1/20/2011	(4,800.00)	21.4136
1/20/2011	(135,000.00)	21.4
1/21/2011	(3,024.00)	21.11003

CUSIP No. 75689M101	SCHEDULE 13D	Page 14 of 14 Pages

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
------------	-----------------	----------	--------------
1/7/2011	1/22/2011	(146,600.00)	22.5
1/20/2011	1/22/2011	143,000.00	22.5

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
------------	-----------------	----------	--------------
1/7/2011	2/19/2011	(60,400.00)	22.5